February 11, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (815) 872-8018

Mr. Todd D. Fanning
Senior Vice President and Chief Financial Officer
606 South Main Street
Princeton, IL 61356

       Re: Princeton Nacional Bancorp
              Form 10-K for Fiscal Year December 31, 2006
              Form 10-Q for the Quarterly Periods Ended March 31, 2007, June 30, 2007 and September 30, 2007
              File No. 000-20050

Dear Mr. Fanning:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            John P. Nolan
                            Accounting Branch Chief